U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for August, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____
No __X__
Enclosures: SASOL LIMITED | UPDATE ON SASOL’S LAKE CHARLES CHEMICALS
PROJECT (LCCP) ETHANE CRACKER UNIT

Sasol Limited
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896      US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Update on Sasol’s Lake Charles Chemicals Project (LCCP) Ethane Cracker unit

As noted in our 16 August 2019 communication, a problem relating to a large heat exchanger on our Ethane Cracker which interrupted the start-up for several days was successfully resolved and start-up resumed.

We are currently halfway through achieving our 72 hour beneficial operation production test run on the Ethane Cracker.

On 24 August 2019, we reached the important milestone of producing ethylene at the LCCP that meets the feedstock requirements of some of our downstream units.
However, the ethylene produced is marginally below polymer grade specification due to the acetylene reactor system that is not performing as expected. Efforts to upgrade ethylene to polymer grade specification are underway with the support of the catalyst supplier and the technology licensor.

We are currently operating the plant stably at a capacity utilisation of around fifty percent which is in line with our ramp-up plan. The ability to manage our facilities and meet our production needs in the US as an integrated site, now allows us the flexibility to consume this ethylene produced internally and to place it externally.

The further ramp up in volumes will be executed as these current operational issues are resolved.

The completion of all other downstream derivative units has continued to advance.
However, schedule pressure is evident in most areas and the latest forecast for beneficial operation dates of the units is provided below:
Low Density Polyethylene November 2019 (previously mid October 2019)
Ziegler
Ethoxylates
January 2020 (previously January 2020)
January 2020 (previously December 2019)
Guerbet
March 2020 (previously February 2020)

As a consequence of these technical issues and the revised beneficial operation dates, the LCCP earnings before interest, tax, depreciation and amortisation
(EBITDA) guidance for the 2020 financial year has been adjusted from US$300-350 million to US$150-300 million.

Notwithstanding the revisions to the beneficial operation dates, the cost guidance for the LCCP of US$12,6-12,9 billion remains unchanged. We remain confident that the incremental costs resulting from the delay can be absorbed within the existing base cost and contingency buffer.

26 August 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer – Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including
LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend",
“seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.
If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form
20-F filed on 28 August 2018 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 August 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:
Company Secretary